UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-32562

STANTEC INC.
(Translation of registrant's name into English)

300-10220 103 Avenue NW
Edmonton, Alberta
Canada T5J 0K4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [ X ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.
(Registrant)

Date: November 20, 2023	/s/ Theresa B. Y. Jang
Theresa B. Y. Jang
Executive Vice President and CFO

Stantec Announces a $250 Million Public Offering of Common Shares

Stantec Inc. (the “Corporation” or “Stantec”) (TSX, NYSE: STN), a global leader in sustainable design and engineering, has entered into an agreement with a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Corporation will issue from treasury, and the Underwriters shall purchase on a “bought deal” basis, 2,703,000 common shares (the “Shares”) at a price of $92.50 (the “Offer Price”) for gross proceeds to the Corporation of approximately $250 million (the “Offering”).

Stantec intends to use the net proceeds of the Offering to repay balances outstanding on its revolving credit facility with the intention of creating additional capacity to fund future acquisition opportunities and growth initiatives, as well as for general corporate purposes.

On December 5, 2023, Stantec will release its 2024 – 2026 Strategic Plan laying out its overall objectives for the next three years. The Offering will be an integral part of the 2024 – 2026 Strategic Plan, positioning Stantec to achieve its new growth objectives. Stantec continues to see significant acquisition opportunities in all its sectors and remains committed to executing on its expansion plans by capitalizing on accretive opportunities that enhance its operational profile.

“We continue to believe that deploying capital towards strategic, accretive growth creates the best long-term value for our stakeholders,” said Gord Johnston, Stantec’s President and CEO. “This Offering signals our confidence in the robustness of the acquisition landscape and, when combined with our strong balance sheet, positions us to be opportunistic for continued growth.”

The Underwriters have been granted an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part on the same terms as the Offering for a period of 30 days from the closing of the Offering, to purchase additional Shares, representing up to 15% of the size of Offering, for additional gross proceeds of up to $37,504,125.

The Shares to be issued pursuant to the Offering and Over-Allotment Option will be offered in all provinces and territories of Canada by way of a prospectus supplement (the “Prospectus Supplement”) to the short form base shelf prospectus (the “Shelf Prospectus”) of the Corporation dated November 18, 2022. The Shares will also be offered in the United States by way of private placement. The Offering is made only under the Shelf Prospectus and the Prospectus Supplement, which contain important detailed information about the Shares. Before investing, prospective purchasers should read the Shelf Prospectus, the Prospectus Supplement and the documents incorporated by reference therein for more complete information about Stantec and the Offering.

The issuance of the Shares is subject to customary approvals of applicable securities regulatory authorities, including the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (“NYSE”). Closing of the Offering is expected to occur on or about November 29, 2023.

No securities regulatory authority has either approved or disapproved the contents of this press release. The Shares have not been, and will not be, registered under the U.S. Securities Act, or any state securities laws. Accordingly, the Shares may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Note Regarding Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements. These statements include, without limitation, comments about the size and terms of the proposed Offering, the Over-Allotment Option, the timing and completion of the Offering, the expected use of the net proceeds of the Offering and the Corporation's ability to capture future growth opportunities. Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, cash flow projections, project cancellations, access and retention of skilled labor, decreased infrastructure spending levels, decrease or end to stimulus programs, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Corporation.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three and nine month periods ended September 30, 2023, there has been no significant change in the risk factors from those described in Stantec's 2022 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedarplus.ca or Stantec’s website, Stantec.com. You may obtain a hard copy of the 2022 annual report free of charge from the investor contact noted below.

Investor Contact

Jess Nieukerk

Stantec Investor Relations

Ph: 403-569-5389

jess.nieukerk@stantec.com